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09040420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 9 2009
503

SEC FILE NUMBER
8- 65495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Long Wharf
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Mellor (617) 367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company, LLP
(Name – *if individual, state last, first, middle name*)

14 West Plain Street	Wayland	MA	01778
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MAUREEN C. CONWAY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOONHILL ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

SPOONHILL ASSET MANAGEMENT, INC.

BOSTON, MASSACHUSETTS

Firm ID#: 122377

FINANCIAL STATEMENTS

DECEMBER 31, 2008

INDEX

PARESKY
FLITT
& COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report

To the Stockholder of
Spoonhill Asset Management, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Spoonhill Asset Management, Inc. as of December 31, 2008, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spoonhill Asset Management, Inc., as of December 31, 2008, and the results of its operations and changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on pages 13 and 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

February 25, 2009

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

PARESKY
FLITT
& COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report on the Internal Control Structure

As Required by SEC Rule 17a-5

To the Stockholder of
Spoonhill Asset Management, Inc.
Boston, Massachusetts

In planning and performing an audit of the financial statements of Spoonhill Asset Management, Inc. for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We did not consider procedures for safeguarding securities since the Company has not received directly or indirectly, or has held funds or securities for, or has owed funds or securities to customers, and has not carried accounts of, or for, customers.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures to the extent applicable (including tests of controls with such practices and procedures) followed by Spoonhill Asset Management, Inc. that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c-3(e)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, it is our unqualified opinion that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange, Financial Industry Regulation Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

February 25, 2009

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets		
Current Assets		
Cash	$	247,857
Incentive fee receivable		79,222
Prepaid expenses		3,980
Total Current Assets		331,059
Property and Equipment		
Office furniture and equipment		6,034
Accumulated depreciation		1,990
Net Property and Equipment		4,044
Other Assets		
Security deposit - rental space		5,363
Deposits		25,000
Total Other Assets		30,363
Total Assets	$	365,466
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued expenses	$	19,342
Pension liability		79,817
Total Current Liabilities		99,159
Stockholder's Equity		
Common stock, 1,500 shares authorized, 1,000 shares issued and outstanding		60,000
Retained earnings		276,124
Accumulated other comprehensive loss		(69,817)
Total Stockholder's Equity		266,307
Total Liabilities and Stockholder's Equity	$	365,466

See accompanying notes and independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Investment and operational fees	$ 1,120,663
Operating Expenses	
Salaries and wages	255,000
Clearing fees	135,944
Pension expense	148,122
Travel and entertainment	42,501
Rent	36,131
Insurance	30,844
Office	26,052
Professional fees	23,439
Payroll taxes	23,409
Utilities	19,428
Telephone	11,888
Dues and subscriptions	8,161
Internet fees	4,333
Postage	2,078
Depreciation	1,207
Regulatory	1,021
Bank fees	299
Total Operating Expenses	769,857
Income from Operations	350,806
Other Income (Expense)	
Interest income	4,430
Interest expense	(3,869)
Total Other Income	561
Net Income	$ 351,367
Net Income	$ 351,367
Other Comprehensive Loss	
Pension liability	(69,817)
Comprehensive Income	$ 281,550

See accompanying notes and independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Stockholder's Equity - Beginning of Year	$	431,635
Net Income		351,367
Comprehensive loss - Pension Costs Adjustment to initially apply FASB Statement No. 158		(69,817)
Distributions		(446,878)
Stockholder's Equity - End of Year	$	266,307

See accompanying notes and independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities		
Net income	$	351,367
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,207
Changes in assets and liabilities:		
Incentive fee receivable		162,372
Prepaid expenses		(3,980)
Accounts payable - clearing account		(9,447)
Deferred rent payable		(4,331)
Accrued expenses		(87,492)
Pension liability		10,000
Net Cash Provided by Operating Activities		419,696
Cash Flows from Investing Activities		
Net Cash Provided by Investing Activities		-
Cash Flows from Financing Activities		
Distributions		(446,878)
Net Cash Used for Financing Activities		(446,878)
Net Change in Cash		(27,182)
Cash - Beginning of Year		275,039
Cash - End of Year	$	247,857

See accompanying notes and independent auditors' report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Spoonhill Asset Managment, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Spoonhill Asset Management, Inc. was incorporated under the laws of the Commonwealth of Massachusetts on May 6, 2002. The Company engages in the marketing of Hedge Fund Limited Partnerships to institutional and accredited investors in the United States and Europe. Additionally, the Company receives directed brokerage from its hedge fund clients. The Company clears all transactions through its clearing firm, Pershing, Inc.

The Company is a registered broker-dealer, but it has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

Cash and Cash Equivalents

The Company places its cash with high credit quality financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Effective October 3, 2008, the FDIC insurance limits were temporarily increased from $100,000 to $250,000 per depositor. This limit is expected to return to $100,000 effective December 31, 2009. At December 31, 2008, the Company's uninsured cash balances totaled $21,147.

Incentive Fee Receivable

The Company carries its incentive fee receivable at cost less an allowance for doubtful accounts. At December 31, 2008, management has deemed that all accounts are collectible; therefore, it has not established an allowance for doubtful accounts. On a periodic basis, the Company evaluates its incentive fee receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs, collections and current credit conditions. At December 31, 2008, there were no amounts included in receivables which were outstanding over 90 days old.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Incentive Fee Receivable (Cont.)

The Company generally does not charge interest on past due accounts. If a customer does not remit at least a partial payment in six months time and does not respond to collection efforts, the Company will turn them over for collection.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; while those for betterments and major renewals are charged to the property accounts.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the income of the Company is taxed on the stockholder's individual income tax return. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

As of January 1, 2008, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). Management feels the Company has not taken any tax positions that would require disclosure in accordance with FIN 48. Governing authorities generally can operate with a three year statute of limitations to examine previously filed income tax returns. The Company has filed its' income tax returns timely, and management believes any potential change due to audit would not have a material effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - MAJOR CUSTOMERS

During the year ended December 31, 2008, the Company received its investment and operational fee revenue from seven customers. One customer accounted for approximately 87% of the total revenues.

NOTE 3 - RELATED PARTIES

The Company's sole stockholder is also the sole stockholder of Windham Capital Group, Inc., a related party. As agreed to and approved by the National Association of Securities Dealers (NASD now FINRA) in an expense agreement dated April 30, 2003, Windham Capital Group, Inc. agreed to pay certain operating expenses of the Company. The Company is responsible for repaying these expenses on a monthly basis. The total expenses incurred and reimbursed by the Company under this agreement totaled $162,022 for the year ended December 31, 2008.

NOTE 4 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes are as follows:

Interest	$ 3,869
Income taxes	$ -

NOTE 5 - COMMITMENTS

The Company leases its office space under a long-term operating lease expiring November 30, 2012. The lease includes a five year extension option. Under the terms of the agreement, the Company is obligated to pay fixed monthly rents and escalations for operating expenses and taxes. Fixed monthly rent commitments are as follows:

2009	$ 71,445
2010	73,425
2011	75,405
2012	70,785
	$ 291,060

NOTE 6 - PENSION PLAN

In 2003, the Company, along with Windham Capital Group, Inc., established a defined benefit pension plan for their employees. Effective January 1, 2005, all employees were transferred to Spoonhill Asset Management, Inc. Previously, the pension benefit was allocated between both companies, however, effective January 1, 2005, 100% of the benefit obligation was assumed by Spoonhill Asset Management, Inc. There are no benefits anticipated to be paid by the plan in the next five years and in the aggregate for the five years thereafter due to the current age of the participants of the plan. The contributions expected to be paid to the plan for 2009 will be at a minimum of $200,000. Total plan assets consist of hedge funds long/short equity (approximately 95%) and mutual funds (approximately 5%). The objective of the plan's investment is to consistently grow the capital through a diversified allocation to professional money managers. By allocating to hedge funds, we expect to avoid the large drawdowns typically associated with concentrated long only bets. The investment strategy is to receive at least an 8% return on plan assets. Total plan assets consist of employer contributions to the plan which totaled $148,122 for the year ended December 31, 2008. Significant information related to the plan is as follows:

NOTE 6 - PENSION PLAN (Cont.)

Change in Benefit Obligation	
Benefit Obligation, Beginning of Year	$ 1,020,545
Service cost	211,379
Interest cost	62,293
Actuarial gain	(140,296)
Benefits paid	-
Benefit Obligation, End of Year	$ 1,153,921
Change in Plan Assets	
Fair Value, Beginning of Year	$ 1,027,678
Actual return on plan assets	(181,696)
Employer contribution	228,122
Benefits paid	-
Fair Value, End of Year	$ 1,074,104
Funded status	$ 79,817
Unrecognized net actuarial loss	38,215
Unrecognized transition obligation	-
Unrecognized prior service cost	-
Accrued benefit cost	$ 41,602
Weighted-average Assumptions	
Discount rate	6%
Expected return on plan assets	6%
Rate of compensation increase	0%
Components of Net Periodic Benefit Cost	
Service cost	$ 211,379
Interest cost	62,293
Expected return on plan assets	67,186
Amortization of unrecognized transition obligation	-
Amortization of unrecognized prior service cost	-
Recognized net actuarial gain	-
Net Periodic Benefit Cost	$ 206,486

SUPPLEMENTARY INFORMATION

SPOONHILL ASSET MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

Net Capital Computation

Stockholder's Equity at End of Year	$ 266,307
Less:	
Net Property and Equipment	4,044
Incentive Fee Receivable	79,222
Prepaid Expenses	3,980
Security Deposit - Rental Space	5,363
Net Capital	$ 173,698

Excess Net Capital Computation

Minimum Net Capital Required, Based on Aggregate Indebtedness	$ 6,611
Minimum Dollar Requirement	$ 5,000
Net Capital as Calculated Above	$ 173,698
Net Capital Requirement, Greater of Above Minimums	6,611
Excess Net Capital	$ 167,087
Computation of Aggregate Indebtedness	$ 99,159

Reconciliation of Net Capital as Reported on December 31, 2008 Focus Report and Audited Financial Statements

Net Capital as Reported on December 31, 2008 Focus Report (unaudited)	$ 261,025
Adjustments	(87,327)
Net Capital	$ 173,698

See independent auditors' report.

SPOONHILL ASSET MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

Compilation for determination of reserve requirements pursuant to Rule 15c3-3	Not applicable
Information relating to possession of control under Rule 15c3-3	Not applicable
Schedule of segregation requirement and funds in segregation pursuant to the Commodity Exchange Act	Not applicable

See independent auditors' report.